July 17, 2019

Levi Jacobson
President and Chief Executive Officer
Hemp Naturals, Inc.
16950 North Bay Road, Suite 1803
Sunny Isles Beach, Florida 33160

       Re: Hemp Naturals, Inc.
           Amended Offering Statement on Form 1-A
           Filed July 11, 2018
           File No. 024-10990

Dear Mr. Jacobson:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A/A filed July 11, 2019

Risks Relating to Certain Litigation, page 6

1. We note your revised risk factor disclosure regarding the lawsuit filed by Power Up
       Lending Group, Ltd. Please revise or advise us why you believe the risk factor adequately describes the potential risks associated with Power Up's claim that you ceased being an
       Exchange Act reporting company. It appears you are not reporting under the Exchange
       Act and would not have the cash to repay the two convertible notes if Power Up seeks immediate payment upon breach. Additionally, it also appears you could quantify the approximate dilution to investors resulting from payoff of the notes using the discount to market conversion feature. Please also confirm, if true, that the securities purchase agreements filed as exhibits are the contracts under which Power Up has sought damages.
 Levi Jacobson
Hemp Naturals, Inc.
July 17, 2019
Page 2

       You may contact Linda Cvrkel at 202-551-3813 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

FirstName LastNameLevi Jacobson                           Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
Comapany NameHemp Naturals, Inc.
                                                          Mining
July 17, 2019 Page 2
cc:       Tom DeNunzio
FirstName LastName